Richard J. Brezski
Chief Financial Officer
Tel: 302-281-3621
Email: richard.brezski@interdigital.com

July 21, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, N.E.

Washington, DC 20549

Attention:	Larry Spirgel
Greg Dundas
Joseph Cascarano
Ivette Leon

Re:	InterDigital, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 23, 2017
File No. 1-33579

Ladies and Gentlemen:

Set forth below is the response of InterDigital, Inc. (“InterDigital,” the “Company” or “we”), to the Securities and Exchange Commission staff’s comment given by letter dated July 10, 2017 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed February 23, 2017 (the “Form 10-K”). The response is numbered to correspond to the comment set forth in the Comment Letter. For your convenience, we have repeated your comment before our response.

Form 10-K for the fiscal year ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Expiration of Patent License Agreements, page 38

1.	Comment: Please tell us what consideration you have given to disclosing in greater detail the duration of your most important patent rights, in addition to the expiration of the license agreements. Accordingly, please describe the essential patent portfolios from which you generate revenue and disclose the duration of those patents. Given the significance of those patents to your business operations and the likely impact of any expiration of those patent rights, it appears that your ability to continue deriving licensing revenues from your patents is a known, material uncertainty that is required to be disclosed by Items 303(a)(3) and 101(c)(1)(iv) of Regulation S-K. To the extent that you derive revenues from a limited number of patents as your risk factors suggest, you should expand your discussion to include your reliance on these patents.

Response: As disclosed on page 3 of the Form 10-K, as of December 31, 2016, the Company held a portfolio of approximately 20,000 patents and patent applications related to a range of technologies including the fundamental technologies that enable wireless communications, and such portfolio contains a number of patents and patent applications that we believe are or may be essential or may become essential to cellular and other wireless standards, including 3G, 4G and the IEEE 802 suite of standards, as well as patents and patent applications that we believe may become essential to 5G standards that are under development. Moreover, as further disclosed on page 4 of the Form 10-K, the Company’s issued patents expire at differing times ranging from 2017 through 2035, and the Company added approximately 280 U.S. patents and approximately 1,250 non-U.S. patents to its portfolio in 2016. The Company continually adds to its patent portfolio, averaging approximately 200 new U.S. patent issuances and over 1,200 new non-U.S. patent issuances per year for each of the last five years.

As disclosed on pages 5-6 of the Form 10-K, almost all of the Company’s patent license agreements provide for the payment of royalties based on sales of licensed products designed to operate in accordance with particular standards (convenience-based licenses), as opposed to the payment of royalties if the manufacture, sale or use of the licensed product infringes one of our patents (infringement-based licenses). As such, almost all of InterDigital’s patent license agreements provide a portfolio-wide license to technologies applicable to a particular standard or standards (e.g. 3G and/or 4G, etc.) as well as, in many cases, to new relevant patented technologies that are added to our portfolio over the life of the agreement. The patent license agreements expire at various times, in most cases depending on their date of entry, and the expiration of our patent license agreements, including those referenced on page 38 of the Form 10-K, does not materially coincide with any expiration of patents or groups of patents. In fact, we seek to re-license, and in many cases have re-licensed, our customers under portfolio-wide license agreements that cover the same or similar technologies as the patent license agreements that expired. For example, if the expiring license is for 3G technologies only, we may seek to renew that 3G license, while adding 4G and possibly 5G technologies in the license renewal, recognizing that the patents covering many of our 3G inventions will remain valid for a number of years.

Accordingly, the Company considered the size, depth and evolving nature of its patent portfolio as well as the breadth of its patent license agreements and nature of its licensing program when determining whether to disclose in greater detail the duration of any of its individual patents. The Company respectfully submits that the expiration of a single patent or limited number of its patents would not materially affect our ability to continue deriving licensing revenues from our patents. Moreover, given the large number of patents in our portfolio and the nature of our licensing business, we do not believe that disclosure of greater detail regarding the duration of any individual patents would be meaningful disclosure to our investors. In addition, we do not categorize our patents as “essential” versus “non-essential.” Rather, we have beliefs regarding whether certain patents are or may be or may become essential to a cellular or wireless standard. For example, although a patented technology may not currently be included in a standard, it could still be included in a future evolution of a standard.

As a result, we do not believe that the disclosure of greater detail regarding individual patents or a limited number of patents and their duration is “material to an understanding of [InterDigital’s] business taken as a whole,” which is the disclosure threshold set forth in 101(c)(1) of Regulation S-K. As our revenues are primarily derived from convenience-based licenses, we do not believe that our revenues are dependent upon a limited number of patents. In addition, given the nature of our patent portfolio and our licensing program, we do not believe that any recent or pending expiration of patents creates a known, material uncertainty that is required to be disclosed by Item 303(a)(3) of Regulation S-K.

In addition, we respectfully submit that the risk factors in the Form 10-K do not suggest that we derive revenue from a limited number of patents, as we do not experience concentration of risk in any limited number of patents. However, the Company respectfully advises the Staff that its Form 10-K risk factors appropriately refer to the fact that our revenues are derived primarily from a limited number of licensees or customers rather than a limited number of patents.

Please direct any questions regarding this submission to the undersigned at 302-281-3621. Thank you for your assistance.

Very truly yours,

By:	/s/ Richard J. Brezski
Richard J. Brezski
Chief Financial Officer

cc:	Jannie K. Lau, Executive Vice President, General Counsel and Secretary

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